Exhibit 99.B(d)(4)(c)

AMENDMENT NO. 2 TO THE

SUB-ADVISORY AGREEMENT

THIS AMENDMENT NO. 2 dated as of January 1, 2020, to the Sub-Advisory Agreement dated as of July 29, 2016, as amended (“Agreement”), is made by and among Victory Capital Management Inc., a New York corporation (“Adviser”), and SailingStone Capital Partners LLC, a Delaware limited liability company (“Sub-Adviser”).  Capitalized terms not otherwise defined herein are to be ascribed the definitions in the Agreement.

WHEREAS, the Parties entered into the Agreement pursuant to which the Sub-Adviser provides investment management services to Victory Global Natural Resources Fund (“Fund”), a series of shares of beneficial interest of Victory Portfolios; and

WHEREAS, the Parties desire to revise Schedule A of the Agreement to reflect a change to the compensation to be paid to Sub-Adviser under the Agreement;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follow:

1.              Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached new Schedule A, effective as of January 1, 2020.

2.              All other terms of the Agreement, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have duly executed this Amendment No. 2 as of the date first written above.

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ Michael Policarpo
Name:	Michael Policarpo
Title:	President, Chief Financial Officer and Chief Administrative Officer

SAILINGSTONE CAPITAL PARTNERS LLC

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis
Title:	Managing Partner

Schedule A

Effective January 1, 2020

Annual rate for purposes of Section 3 of this Agreement:

0.40% of the Managed Assets up to $750 million; plus

0.50% of the Managed Assets of more than $750 million.

A-1